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TSX NYSE	CCO CCJ

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Reports Fourth Quarter Earnings Per Share of $0.40

Saskatoon, Saskatchewan, Canada, February 11, 2003 . . . . . .

Cameco Corporation today reported its financial results for the fourth quarter and year ended December 31, 2002.

HIGHLIGHTS
For the Year

•	Earnings of $46 million ($0.83 per share) reflect record nuclear sales offset by lower gold production

•	Cash from operations rose to $251 million ($4.50 per share)

•	Agreement to increase ownership in Bruce Power to 31.6% expected to close in mid-February

•	Pit wall failure decreased gold production and earnings after-tax by $27 million

•	Annual dividend increased 20% to $0.60 effective at the end of the first quarter 2003

For the Quarter

•	Earnings were $22 million ($0.40 per share)

•	Higher earnings from conversion and Bruce Power

•	All four B reactors at Bruce Power in service as new year begins

Financial Highlights

	3 Months	3 Months	Year	Year	Change
	Ended	Ended	Ended	Ended	(Y o Y)
	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01%

Revenue ($ millions)	271	322	748	701	7
Earnings from operations ($ millions)	44	59	89	95	(6)

Cash provided by operations ($ millions)	14	63	251	116	116

Net earnings attributable to common shares ($ millions)	22	28	46	56	(18)

Earnings per share ($)	0.40	0.50	0.83	1.01	(18)

Average uranium spot price for the period ($US/lb U3O8)	9.95	9.47	9.86	8.77	12

Cameco’s average realized gold price for the period ($US/ounce)	304	317	300	292	3

Average spot market gold price for the period ($US/ounce)	322	279	310	271	14

Note: All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Production Highlights

	3 Months	3 Months	Year	Year	Change
	Ended	Ended	Ended	Ended	(Y o Y)
	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01%

(Cameco’s Share)
Uranium concentrates (million lbs U3O8)	3.9	3.5	15.9	18.8	(15)

Uranium conversion (million kgU)	3.8	3.7	12.4	11.0	13

Electricity generation (TWh)	0.8	0.8	3.1	2.3*	34

Gold (thousand oz)	47	59	176	251	(30)

* For period May 12, 2001 to December 31, 2001.

This report is organized under the following major headings:

1.	Consolidated financial results

2.	Updates on markets, operations and strategy, and

3.	Outlook for 2003.

1.     CONSOLIDATED FINANCIAL RESULTS

Fourth Quarter. For the three months ended December 31, 2002, net earnings attributable to common shares were $22 million ($0.40 per share), a decrease of $6 million compared to $28 million ($0.50 per share) in 2001. This was attributable to reduced profits in the gold and uranium businesses which were the result of lower sales volumes and reduced gold production. (In 2001, fourth quarter uranium deliveries represented an unusually high 50% of the year’s sales volume.) These decreases were partially offset by improved results in the conversion business and higher earnings from Bruce Power. Compared to the fourth quarter of 2001, the effective tax rate increased to 53% from 48% as a higher proportion of pre-tax income was earned in the uranium and conversion businesses and there was minimal tax relief from the loss before tax in the gold segment.

Earnings from operations were $44 million in the fourth quarter of 2002 compared to $59 million in 2001. The aggregate gross profit margin in the fourth quarter improved to 24% from 23% in 2001.

Year. For 2002, net earnings attributable to common shares were $46 million ($0.83 per share), a decrease of $10 million compared to $56 million ($1.01 per share) in 2001. The decline was attributable to the gold business where after-tax earnings declined by $27 million due to the failure of the pit wall at Kumtor in July. This decrease was partially offset by improved results in the uranium and conversion businesses where gross profits rose due to increased volumes and higher realized selling prices. Compared to 2001, the effective tax rate increased to 47% from 39% for the reasons noted above.

Earnings from operations were $89 million for 2002 compared to $95 million in 2001. The aggregate gross profit margin declined to 20% from 21% in 2001.

Cash flow from operating activities of $251 million was $135 million higher than in 2001 due to the normal course reduction of accounts receivable, higher sales volumes and a reduction in uranium inventories.

SEGMENTED FINANCIAL RESULTS

Uranium Business

	3 Months	3 Months	Year	Year
	Ended	Ended	Ended	Ended
HIGHLIGHTS	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01

Revenue ($ millions)	199	248	524	471

Gross profit ($ millions)	41	54	96	88

Gross profit %	21	22	18	19

EBT* ($ millions)	37	51	87	78

* Earnings before income taxes

Fourth Quarter. Revenue from the uranium business decreased by 20% to $199 million from $248 million in the fourth quarter of 2001 due to a 22% decline in sales volume offset marginally by a 2% increase in average realized price. As the timing of deliveries of uranium within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly. Deliveries in 2001 were highly skewed to the fourth quarter.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR), was $158 million in the fourth quarter of 2002 compared to $194 million in 2001. This was attributable to the lower sales volume. On a per unit basis, the cost of product sold was 4% higher than in 2001 due to a greater proportion of sales of purchased material. In the fourth quarter of 2002, there were no care and maintenance costs recorded at Rabbit Lake compared to $2 million in the same period in 2001.

Earnings before income taxes (EBT) from the uranium business were $37 million in the fourth quarter of 2002 while the gross profit margin declined to 21% from 22% in 2001.

Year. Revenue from the uranium business rose by 11% to $524 million from $471 million in 2001 due to an 11% increase in sales volume. The average realized selling price for uranium concentrates increased only marginally compared to 2001. On the other hand, in 2002, the spot price averaged $9.86 (US) compared to $8.77 (US) in 2001. The positive influence of this increase was offset by a lower average realized price on fixed-price contracts.

For 2002, the total cost of products and services sold, including DDR, was $428 million compared to $383 million in 2001, reflecting the increased sales volume. The average unit cost for uranium was 1% higher due to increased sales of purchased material and higher care and maintenance expenses at Rabbit Lake which were $8 million compared to $6 million in the prior year. Partially offsetting these increases was a reduced unit cost for McArthur River production which benefited from lower DDR due to higher reported reserves, and increased operating efficiencies.

EBT from the uranium business was $87 million in 2002 and the profit margin declined to 18% from 19% in 2001.

Conversion Business

	3 Months	3 Months	Year	Year
	Ended	Ended	Ended	Ended
HIGHLIGHTS	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01

Revenue ($ millions)	50	44	137	114

Gross profit ($ millions)	23	13	45	28

Gross profit %	45	29	32	25

EBT ($ millions)	22	12	42	26

Fourth Quarter. Revenue from the conversion business increased by 13% to $50 million from $44 million in the fourth quarter of 2001. For the period, there was a 7% increase in sales volume and a 6% increase in realized price. As with uranium, quarterly delivery patterns can vary significantly.

The total cost of products and services sold, including DDR, was $27 million in the fourth quarter of 2002 compared to $31 million in 2001. This decline was attributable to a lower unit cost which decreased by 18% compared to 2001 due mainly to higher production, more favourable costs for purchased conversion services, and lower depreciation charges.

EBT from the conversion business was $22 million in the fourth quarter of 2002 compared to $12 million a year earlier.

Year. Revenue from the conversion business increased by 20% to $137 million from $114 million in 2001. This was attributable to a 17% increase in sales volume and a 3% increase in the realized selling price.

The total cost of products and services sold, including DDR, was $92 million in 2002 compared to $86 million in 2001. This increase was attributable to the higher sales volume and was partially offset by a lower unit cost of services sold which declined by 8% due to the increase in production, lower cost of purchased conversion services and lower depreciation charges.

EBT from the conversion business was $42 million in 2002, compared to $26 million in 2001.

Electricity Business

Bruce Power Limited Partnership (100% basis)

	3 Months	3 Months	Year	Period*
	Ended	Ended	Ended	Ended
HIGHLIGHTS	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01

Output (terawatt hours)	5.2	5.3	20.8	15.5

Capacity factor (%)	75	75	75	87

($ million)
Revenue	237	204	919	599
Operating costs	179	189	750	471

Earnings before interest & taxes	58	15	169	128
Interest	13	15	63	41

Earnings before taxes	45	—	106	87

Cameco’s 15% interest	7	—	16	13
Adjustments	1	—	—	(1)

Cameco’s share of earnings before taxes	8	—	16	12

*     The comparative data from 2001 is for a 7.5-month period from May 12 to December 31.

Note:	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

Fourth Quarter. 5.2 terawatt hours of electricity was generated by the Bruce B reactors representing a capacity factor of 75%. Planned maintenance work on one reactor, which began in the third quarter, was completed at the end of the fourth quarter. Although generation output was marginally lower than the previous year’s fourth quarter, higher electricity prices resulted in revenues of $237 million.

During the quarter, the average spot electricity price in Ontario was about $51 per megawatt hour (MWh). About 40% of Bruce Power’s generation was sold on the spot market.

For the quarter, Cameco’s share of the earnings before taxes was $8 million.

Year. The operating year included a series of major planned outages to prepare the reactors for better long-term service. As a result, power generation by the Bruce B reactors was limited to 20.8 terawatt hours, reflecting a capacity factor of 75%. The average realized price was approximately $44/MWh compared to about $38 in 2001. Interest cost of $63 million included interest on the long-term lease and the deferred lease payments due to Ontario Power Generation Inc. (OPG).

In 2002 Cameco recorded earnings before taxes of $16 million, reflecting its 15% limited partnership interest in Bruce Power during the year.

Gold Business

	3 Months	3 Months	Year	Year
	Ended	Ended	Ended	Ended
HIGHLIGHTS	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01

Revenue ($ millions)	22	29	87	115

Gross profit ($ millions)	1	8	9	34

Gross profit %	2	28	10	29

EBT ($ millions)	(2)	5	(3)	26

Selling price ($US)	304	317	300	292

Cash cost[1] ($US/oz)	220	153	216	142

In July, the failure of the pit wall at Kumtor brought about a significant revision to the mining plan for 2002. Mining of higher-grade ore was postponed due to the pit wall failure. Since July, Kumtor has been milling lower grades and achieving lower recovery rates. Production was reduced by about 172,000 ounces from the 2002 plan. The production decline also caused a large increase in the unit cash cost1 which will continue until mid-2003 when the higher-grade ore is expected to become accessible.

Fourth Quarter. Revenue from the gold business declined by 25% to $22 million from $29 million in the fourth quarter of 2001 due mainly to a 24% decrease in volume sold. Cameco’s realized price for gold decreased to $304 (US) per ounce in 2002 from $317 (US) in 2001, due to less favourable hedge positions.

Gold production at Kumtor of 47,400 ounces (Cameco’s share) was 20% less than in the fourth quarter of 2001 due to a lower ore grade which averaged 4.0 grams per tonne (g/t) compared to 5.0 g/t in 2001. The recovery rate also decreased to 80% from 82% in 2001. As a result, Kumtor’s cash cost1 per ounce was $220 (US) compared to $153 (US) in 2001.

For the quarter, the loss before tax was $2 million and the gross profit margin for gold was 2% compared to 28% in 2001.

Year. Revenue from the gold business declined by 24% to $87 million from $115 million in the prior year, reflecting a 28% decrease in sales volume which more than offset an increase in the average realized selling price. Cameco’s realized price for gold was $300 (US) per ounce in 2002 compared to $292 (US) in 2001.

Gold production at Kumtor of 176,200 ounces (Cameco’s share) was 30% lower than in 2001 due mainly to lower grade ore which averaged 3.7 g/t in 2002 compared to 5.1 g/t the year before. Production was also influenced by a lower recovery rate which decreased to 78% from

1 As defined by the Gold Institute.

83% in the prior year. Kumtor’s cash cost1 per ounce was $216 (US) in 2002 compared to $142 (US) in 2001.

The loss before tax was $3 million and the gross profit margin for gold was 10% in 2002 compared to 29% in 2001.

Corporate Expenses

During 2002, costs for administration increased by $5 million compared to 2001 due primarily to the administration costs of AGR Limited (AGR), control of which was acquired in March of 2002. Cameco owns 56% of AGR and consolidates AGR’s results in its financial statements. Exploration costs increased by $3 million as there was greater activity in both uranium and gold.

CASH FLOW

In 2002, Cameco generated cash from operations of $251 million ($4.50 per share) compared to $116 million ($2.10 per share) in 2001. This increase of $135 million largely reflects a normal course reduction of accounts receivable, higher sales volumes and the reduction in uranium inventories. (Due to the high volume of uranium deliveries late in 2001, accounts receivable were higher than usual at the end of that year. These were collected early in 2002.)

Cash used in investing activities decreased to $74 million in 2002 from $131 million in 2001. Significant investments include the Boroo project ($24 million) in 2002 and the initial investment in Bruce Power including inventory ($88 million) in 2001.

BALANCE SHEET

During the quarter, the company finalized a new three-year corporate lending facility with a group of major Canadian, US and other foreign lending institutions. The facility consists of a $200 million three-year unsecured revolving credit facility and a $225 million 364-day unsecured revolving credit facility with a two-year term-out option.

At December 31, 2002, total long-term debt decreased by $129 million to $225 million from $354 million at the end of 2001. At December 31, 2002, Cameco’s net debt to capitalization ratio was 8%, down from 15% at the end of the prior year.

During 2002, Cameco’s long-term receivables and investments balance increased by $14 million due primarily to additional contributions to Bruce Power. Cameco invested an additional $33 million during the year bringing its total cash investment in Bruce Power to $93 million. This supplemented Bruce Power’s cash resources for the Bruce A restart project.

The provision for reclamation has increased by $15 million mainly due to the purchase of the Smith Ranch in situ leach (ISL) mine in Wyoming by Cameco’s subsidiary, Power Resources, Inc. (PRI). The purchase price of $9 million (US) was satisfied by PRI assuming, and Cameco guaranteeing, the decommissioning liabilities associated with the mine.

Cameco’s issue of preferred securities ($125 million (US)) is redeemable at par on or after October 14, 2003. At the present time, the company has not determined whether the issue will be redeemed in 2003.

Dividends

With an uninterrupted record of dividend payments since Cameco was publicly listed in 1991, the board of directors approved an increase in the dividend by 20% to $0.60 per common share annually beginning with a $0.15 payment for the first quarter of 2003.

Gold Hedging

The average spot market gold price during the fourth quarter of 2002 was $322 (US) per ounce compared to $314 (US) in the third quarter. Prices ended the year at $347 (US) per ounce.

Kumtor Gold Company (KGC) and AGR hedge the price risk for future gold sales. At the end of 2002, KGC had in place forward sales and option agreements on 769,400 ounces and AGR had in place forward sales on 200,000 ounces. Combined, these hedge positions represented about 22% of proven and probable reserves. Cameco’s share of these hedging agreements was 456,500 ounces consisting of 371,500 ounces in forward contracts, and a net position of 85,000 ounces in collars (matched puts and calls). These hedges are expected to yield average prices in the range of $310 (US) to $317 (US) per ounce. The mark-to-market loss on these hedge positions is fully guaranteed by Cameco and was $38 million (US) at December 31, 2002.

As of December 31, 2002, Cameco agreed to provide credit support to a maximum of $70 (US) per ounce to the counterparties of KGC and AGR. Cameco’s maximum financial exposure under these arrangements based on outstanding commitments was $61 million (US).

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2002, Cameco’s share of deferred charges to be recognized totalled $4 million (US).

Foreign Exchange

During the quarter, the Canadian dollar strengthened against the US dollar from 1.5858 at the end of the third quarter to 1.5796 as of December 31, 2002.

Most of the company’s revenues are in US dollars. At December 31, 2002, Cameco had a foreign currency hedge portfolio of $499 million (US). These hedges are expected to yield an average exchange rate of 1.5870. The mark-to-market loss on these hedge positions was $10 million at December 31, 2002.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2002, deferred charges to be recognized totalled $12 million.

2.     UPDATES ON MARKETS, OPERATIONS AND STRATEGY

The most significant factors affecting the financial performance of Cameco are:

•	the market prices for U3O8, gold and electricity,

•	sales volumes for uranium and conversion services, gold and electricity,

•	foreign exchange rates between the Canadian and US dollars, and

•	the unit costs of production.

Updates from the recent quarter on these key financial drivers are provided in the following discussions, and in some cases, in other sections of this report.

Uranium Market Update

Uranium Spot Market
 The spot market volume for the quarter ended December 31, 2002 was approximately 5 million pounds U3O8, bringing the year-to-date total to about 19 million pounds. This compares to 6 million pounds and 19 million pounds respectively in the corresponding periods in 2001. Spot demand picked up at the end of the fourth quarter resulting in an increase in the spot price to $10.20 (US) per pound U3O8. This was a 7% increase over the price at the end of 2001.

Uranium Long-term Market
 The long-term market continued to be active in the fourth quarter, with total long-term contracting for 2002 estimated at about 70 million pounds U3O8. The long-term price indicator, published by TradeTech, remained at $10.75 (US) per pound U3O8 throughout the third and fourth quarters.

UF6 Conversion Spot Market
 The industry average spot market price for uranium conversion services remained at $5.03 (US) per kgU throughout the quarter. This compares to $5.25 (US) per kgU throughout the fourth quarter of 2001.

Update on Uranium Market Trends and Developments
 The Canadian government will grant a $328 million loan guarantee to help finance the completion of construction of Romania’s Cernavoda 2, a 630 megawatt (MW) CANDU reactor. Construction is about 40% complete and is expected to be finished in 2006, with operation to begin in 2007.

A final decision on whether to proceed with restart of construction on the 1,350 MW Angra 3 reactor in Brazil will be made by the new government, which took office in January 2003. A decision is expected following the submission of a report by Electronuclear in May 2003. Construction on the unit was halted in the mid 1980’s when it was 30% complete. If construction resumes, the plant is expected to start up in 2008.

In Sweden, where the Barseback 2 unit is currently scheduled to be shut down in 2003, two separate reports have indicated that closure will result in higher electricity prices, possible winter electricity shortages, and increased carbon dioxide emissions. The government is expected to make a decision in the spring of 2003 on a possible shutdown of the reactor by the end of 2003.

In Japan, Tokyo Electric Power Company (Tepco) had the operating license of one of its reactors suspended for a year as a penalty for falsification of inspection data in the early 1990’s. In addition, Tepco had several other reactors shut down for maintenance and inspection at the end of 2002. Tepco restarted several mothballed fossil-fuelled electric power stations to replace, in part, the capacity of the temporarily shutdown reactors.

Operations Update

Uranium Mining
 McArthur River/Key Lake achieved production of 3.4 million pounds U3O8 (all volumes are Cameco’s share) in the quarter, reaching its target of 13.1 million pounds for the year. There was record mill production at Key Lake.

At Rabbit Lake, production in the fourth quarter was 0.9 million pounds U3O8. Despite difficult ground conditions, production rates improved through the quarter. For the year, mill production was 1.1 million pounds which was less than the planned amount of 3 million pounds.

Fuel Services
 Fourth quarter production of 3,754 tonnes of conversion services slightly exceeded that of the same quarter in 2001. Annual production was 12,428 tonnes, a 13% increase over 2001.

Electricity Business
 In November, the Ontario government announced a price cap of $43/MWh in the retail electricity market for smaller consumers. This has had no direct impact on the price in the wholesale electricity market into which Bruce Power sells its output. The announcement has increased market uncertainty for generators like Bruce Power.

On December 23, 2002, the company announced that, along with partners, it had signed a binding agreement to purchase 79.8% of Bruce Power Limited Partnership from British Energy plc (British Energy) which currently holds an 82.4% interest. The Power Workers’ Union and The Society of Energy Professionals will obtain the remaining 2.6%.

The agreement commits Cameco to purchase an additional 16.6% interest in Bruce Power for about $198 million, subject to minor closing adjustments, bringing its total interest to 31.6%. Cameco will also provide $75 million, representing its one-third share of $225 million deferred rent payments to OPG to be paid concurrent with the closing of the acquisition. Upon closing, Cameco’s total commitment in financial assurances is estimated to be about $200 million, including its share of financial assurance in relation to the operating license from the Canadian Nuclear Safety Commission (CNSC), the lease with OPG and the power purchase agreements with large industrial customers.

Subject to a number of conditions, the closing of the agreement is scheduled to occur by February 14, 2003. One condition was satisfied with British Energy shareholders approving the agreement on February 10, 2003. There can be no assurance that other conditions to closing will be satisfied. For further details, please see the news release posted December 23, 2002 at www.cameco.com.

Gold Business
 At Kumtor, the removal of pit wall material which collapsed in July continues on schedule toward a mid-2003 completion.

The company is seeking to consolidate its gold assets. Following the recent rise in gold prices, the evaluation of available options for asset consolidation has taken longer than previously anticipated but significant progress is expected by mid-2003. In the meantime, Cameco will continue to manage its gold assets to increase their value to its shareholders.

Cameco’s gold hedging strategy is being re-evaluated in the context of the company’s objectives for its gold assets and current market events.

3.     OUTLOOK FOR 2003

Uranium Production (Cameco’s share)

(000s lbs U3O8)	2003 Plan	2002 Actual

McArthur River/Key Lake	13,000	13,095

Rabbit Lake	6,000	1,143

Smith Ranch/Highland	1,100	887

Crow Butte	800	768

Total	20,900	15,893

Total mine production is expected to rise to 20.9 million pounds U3O8, up 5.0 million pounds over 2002 levels, due largely to a full year’s operation at Rabbit Lake.

At McArthur River/Key Lake, production of 13.0 million pounds U3O8 is planned for 2003. McArthur River high grade ore will continue to be blended with special waste rock at Key Lake to achieve an average mill feed of approximately 4% U3O8.

At Rabbit Lake, the Eagle Point underground mine is expected to produce 6.0 million pounds in 2003, from its remaining reserves of about 17.6 million pounds U3O8 . Prospects for additional reserves are being explored both from the surface as well as underground, where extensions to known ore have been identified.

At the US in situ leach operations, the Smith Ranch and Highland mines, which merged operations during 2002, have planned production of 1.1 million pounds while Crow Butte is expected to package 0.8 million pounds in 2003. At the Inkai development project in Kazakhstan, nominal production is expected as test mining continues through 2003.

Uranium Market
 Long-term contracting in 2002 is reported to be approximately 70 million pounds. In 2003, long-term market demand is expected to be similar to 2002.

Uranium Revenue and Margins
 In 2003, Cameco’s uranium revenue is expected to rise nominally over the 2002 level as the result of a modest improvement in price. Although market prices have risen over the past two years, Cameco expects its average realized price will increase by only 2% in 2003. About 60% of Cameco’s long-term contracts contain pricing which references the spot price at the time of delivery. The remaining 40% of the contracts include base-escalated pricing; in 2003, the prices realized from these contracts are expected to average lower than in 2002 due to the expiration of more favourably priced contracts. At approximately 20% of western world requirements, Cameco’s sales volumes are projected to be similar to those for 2002. As well, uranium margins are expected to be similar to 2002.

For 2003 deliveries, a $1.00 (US) change in the U3O8 spot price from current levels would change revenue by about $27 million (Cdn), net earnings by about $15 million (Cdn) and cash flow by about $21 million (Cdn).

Conversion Business
 At Port Hope, conversion production is expected to be approximately 12,200 tonnes, similar to 2002 levels.

Revenue from the conversion business is likely to be slightly lower than in 2002 as a change in the mix of contracts is expected to result in a decline in realized price and lower profit margins.

Electricity Business (Bruce Power)
 Acquisition of Additional Interest
 As discussed above, Cameco and its new partners are scheduled to complete the acquisition of British Energy’s interest in Bruce Power by February 14, 2003.

Bruce A Restart
 An important milestone in the Bruce A restart program was achieved in early January 2003 when Bruce Power’s environmental assessment report was accepted by the CNSC. Also in January, Bruce Power reported to the CNSC on the status of licensing requirements for the Bruce A reactors. The final hearing on the Bruce A restart program is scheduled for February 26, after which it is expected that Bruce Power will receive approval to operate units 3 and 4.

On January 14, 2003, Bruce Power received permission from the CNSC to begin refuelling unit 4. The overall project remains on schedule for the restart of unit 4 in April and unit 3 in June 2003.

Operations
 For the year, an average site capacity factor of about 88% is planned, slightly below the long-term target of over 90%.

Capital Expenditures
 In 2003, Bruce Power’s capital expenditure program, excluding the Bruce A restart, is expected to total about $165 million. In addition to sustaining capital expenditures of about $15 million annually per reactor, the main projects, which were in Bruce Power’s original business plan, include:

•	a project to uprate the capacity of the B reactors (approximate annual expenditures in millions for 2003 to 2005: $15, $185, and $100), and

•	the completion of the Bruce B environmental qualification program (to be completed in 2003 at an estimated expenditure of $30 million).

Over the next three years, annual capital expenditures, excluding the Bruce A restart program, are expected to average about $245 million.

Bruce Power’s internal cash flow is expected to be sufficient to fund its 2003 capital programs including the restart of two Bruce A reactors.

Gold Business
 For 2003, production at Kumtor is expected to be 670,000 ounces (Cameco’s share is one-third), with 35% anticipated to occur in the first half of the year. This represents a 25% increase over 2002 due to an increase in average ore grade to 5.4 grams per tonne. The improvement in the grade is based upon regaining access to the high-grade ore buried when the pit wall collapsed in July 2002. The unit cash cost is expected to decline by about 15% to $180 (US) per ounce due to the higher production volume. A change of $10 (US) per ounce in the spot market price for gold from the year-end price of $347 (US) would change Cameco’s revenue by about $2 million (Cdn).

At Boroo, mine construction is proceeding at a slower than expected pace with some construction and procurement activities behind schedule. Development costs to commercial production are estimated to be $63 million (US), an increase from the original estimate of $40 million (US). About half of the increase relates to a change in the operating plan from a contractor-supplied mine equipment fleet to one where AGR purchases the fleet. Mine operating costs will therefore be lower. The remainder of the increase is due to improvements in the processing facilities. About 40% of the budget was spent to the end of January 2003. The project schedule is under review and commercial production may not be achieved until early 2004.

Capital Expenditures

Capital Expenditures	Planned	Actual
(Cameco's share in $ millions)	2003	2002

Sustaining Capital
McArthur River/Key Lake	$17	$10

Smith/Highland/Crow Butte	16	9

Fuel Services	14	7

Kumtor	5	4
Other	13	10

Total Sustaining	$65	$40

Development
Cigar Lake	$9	$10

Inkai	3	4

Boroo	70	24

Other	4	—

Capitalized interest	11	12

Total Development	$97	$50

Total	$162	$90

In 2003, total capital expenditures, excluding the additional investment in Bruce Power, are expected to amount to $162 million, an increase of $72 million over 2002. In 2003, most site sustaining capital expenditures are higher than normal due to mill modifications at Key Lake, the acquisition of Smith Ranch, and the volume of projects at Fuel Services.

For development projects, Cameco’s share of expenditures at Cigar Lake is estimated at $9 million. In 2003, CNSC approval of the construction license is not expected before October. After receipt of the license, the partners are expected to make a decision on when to proceed with mine development.

At Inkai, reserve data and analysis and test mining are expected to continue through most of the year. A feasibility study has begun and is expected to be completed by the end of 2003.

First Quarter of 2003
 Consolidated revenue in the first quarter of 2003 is expected to be lower than in the first quarter of 2002 reflecting reduced deliveries in the uranium, conversion and gold segments. However, earnings from the uranium and conversion segments are projected to show an improvement over the first quarter of 2002 due to higher realized prices. As well, earnings from Bruce Power, based on Cameco’s 15% interest, are expected to be higher than in the first quarter of 2002 due to increased output and improved prices. On the other hand, earnings from the gold business are projected to decline, compared to the same quarter in 2002, due to lower production. Consolidated earnings for the first quarter of 2003 are expected to be higher than those recorded in the same period last year.

DIVIDEND ANNOUNCEMENT

Cameco also announced today that its board of directors declared a quarterly dividend of $0.15 (Cdn) per common share payable on April 15, 2003 to shareholders of record at the close of business on March 31, 2003. This is an increase of 2.5 cents over the quarterly rate Cameco has paid since 1991, increasing the annual rate from $0.50 to $0.60.

CONFERENCE CALL

Cameco invites you to join an investor relation’s conference call on Wednesday, February 12, 2003 at 10:00 a.m. Eastern time (9:00 a.m. Saskatoon time).

The call will be open to all members of the investment community. Members of the media will be invited in listen-only mode. To join the conference call on February 12, please dial (416) 695-5259 or (877) 888-3490 (Canada and US). An operator will put your call through. Alternatively, an audio feed of the call will be available on Cameco’s web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call.

A replay of the conference call will be available on the web site shortly after the call and on post view until midnight on Wednesday, February 26, by dialing (416) 695-9731 or (888) 509-0082 (no code required).

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest producer of uranium and the largest supplier of combined uranium and conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest, high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company has an interest in a limited partnership which generates electricity. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco’s shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
 Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherit in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor inquiries:	Bob Lillie	(306) 956-6639

Media & investor inquiries:	Alice Wong	(306) 956-6337

INVESTOR INFORMATION

Common Shares	Investor Inquiries	Transfer Agent

CCO	Cameco Corporation 2121 — 11th Street West	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1
The Toronto Stock Exchange	Saskatoon, Saskatchewan S7M 1J3	Toronto, Ontario M5H 4A6

CCJ New York Stock Exchange	Phone: 306-956-6400 Fax: 306-956-6318 Web: www.cameco.com	Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)

Preferred Securities

CCJPR

New York Stock Exchange

Cameco Corporation
Financial Statements
December 31, 2002

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As at

	Dec 31/02	Dec 31/01

Assets
Current assets
Cash	$58,096	$33,737
Accounts receivable	186,369	255,963
Inventories	339,684	354,384
Supplies and prepaid expenses	45,731	44,574
Current portion of long-term receivables, investments and other	20,163	30,304

	650,043	718,962
Property, plant and equipment	2,037,613	1,994,424
Long-term receivables, investments and other	257,523	233,961

	2,295,136	2,228,385

Total assets	$2,945,179	$2,947,347

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$131,932	$108,096
Dividends payable	6,998	6,959
Current portion of long-term debt	6,318	26,189
Current portion of other liabilities	16,931	4,182
Future income taxes	9,198	21,311

	171,377	166,737
Long-term debt	218,290	327,773
Provision for reclamation	155,036	139,583
Other liabilities	9,523	9,787
Future income taxes	522,979	480,520

	1,077,205	1,124,400
Minority interest	18,078	—
Shareholders’ equity
Preferred securities	193,763	195,229
Share capital	680,934	670,031
Contributed surplus	472,488	472,488
Retained earnings	483,658	465,420
Cumulative translation account	19,053	19,779

	1,849,896	1,822,947

Total liabilities and shareholders’ equity	$2,945,179	$2,947,347

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Year Ended
	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01

Revenue from
Products and services	$271,087	$321,646	$748,334	$700,839

Expenses
Products and services sold	178,971	192,555	486,155	422,067
Depreciation, depletion and reclamation	28,036	54,039	112,755	129,387
Administration	13,329	9,930	41,693	36,644
Exploration	6,593	6,212	21,532	18,203
Research and development	502	532	2,257	2,097
Interest and other [note 6]	(662)	(626)	(1,957)	(2,366)
Gain on property interests [note 2]	—	—	(2,670)	—

	226,769	262,642	659,765	606,032

Earnings from operations	44,318	59,004	88,569	94,807
Earnings from Bruce Power	8,156	(459)	15,769	12,167
Other income (expenses)	(1,083)	—	(878)	590

Earnings before income taxes and minority interest	51,391	58,545	103,460	107,564
Income tax expense [note 7]	27,715	28,384	48,871	42,343
Minority interest	(748)	—	(871)	—

Net earnings	24,424	30,161	55,460	65,221
Preferred securities charges, net of tax	2,301	2,360	9,340	9,325

Net earnings attributable to common shares	$22,123	$27,801	$46,120	$55,896

Basic earnings per common share	$0.40	$0.50	$0.83	$1.01

Diluted earnings per common share	$0.40	$0.50	$0.83	$1.01

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Year Ended
	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01

Retained earnings at beginning of period	$468,532	$444,571	$465,420	$437,328
Net earnings	24,424	30,161	55,460	65,221
Dividends on common shares	(6,997)	(6,952)	(27,882)	(27,804)
Preferred securities charges, net of tax	(2,301)	(2,360)	(9,340)	(9,325)

Retained earnings at end of period	$483,658	$465,420	$483,658	$465,420

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Year Ended
	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01

Operating activities
Net earnings	$24,424	$30,161	$55,460	$65,221
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	28,036	54,039	112,755	129,387
Provision for future taxes	20,869	22,487	38,602	32,757
Deferred charges (revenue) recognized	983	(3,139)	1,375	(10,373)
Earnings from Bruce Power	(8,156)	459	(15,769)	(12,167)
Equity in (earnings) loss from associated companies	1,083	—	1,083	—
Gain on property interests	—	—	(2,670)	—
Minority interest	(871)	—	(871)	—
Other operating items	(52,095)	(41,427)	60,877	(88,578)

Cash provided by operations	14,273	62,580	250,842	116,247

Investing activities
Additions to property, plant and equipment	(35,361)	(18,277)	(90,226)	(58,275)
Increase in long-term receivables, investments and other	(13,588)	(8,120)	(42,597)	(94,808)
Decrease in long-term receivables, investments and other	6,618	11,254	58,296	21,963
Proceeds on sale of property, plant and equipment	101	(10,449)	101	403

Cash used in investing	(42,230)	(25,592)	(74,426)	(130,717)

Financing activities
Decrease in debt	(74,270)	(23,217)	(130,295)	(25,485)
Increase in debt	—	—	1,379	79,932
Restricted cash	11,138	409	11,138	409
Issue of shares, net of issue costs	(315)	555	10,903	5,208
Preferred securities charges	(4,291)	(4,370)	(17,238)	(17,268)
Dividends	(6,998)	(6,983)	(27,944)	(27,720)

Cash provided by (used in) financing	(74,736)	(33,606)	(152,057)	15,076

Increase (decrease) in cash during the period	(102,693)	3,382	24,359	606
Cash at beginning of period	160,789	30,355	33,737	33,131

Cash at end of period	$58,096	$33,737	$58,096	$33,737

Supplemental cash flow disclosure
Interest paid	$4,262	$5,782	$16,572	$22,860
Income taxes paid	$2,689	$3,307	$5,309	$3,916

See accompanying notes to consolidated financial statements

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Year Ended
	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01

Financial (in millions)
Revenue	$271	$322	$748	$701
Earnings from operations	44	59	89	95
Net earnings attributable to common shares	22	28	46	56
Cash provided by operations	14	63	251	116
Working capital (end of period)			479	552
Net debt to capitalization			8%	15%
Per common share
Net earnings	$0.40	$0.50	$0.83	$1.01
Cash provided by operations	0.26	1.13	4.50	2.10
Dividend	0.125	0.125	0.50	0.50
Weighted average number of paid common shares outstanding (in thousands)	55,854	55,473	55,781	55,399
Average uranium spot price for the period (US$/lb)	$9.95	$9.47	$9.86	$8.77

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco's	Three Months Ended		Year Ended
Cameco Production	Share	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	2,449	2,993	12,905	12,048
Rabbit Lake	100.0%	935	—	1,143	4,563
Key Lake	83.3%	—	155	190	648
Crow Butte	100.0%	201	189	768	815
Smith Ranch Highland	100.0%	345	168	887	695

Total		3,930	3,505	15,893	18,769

Uranium conversion (tU)	100.0%	3,754	3,664	12,428	10,958
Gold (troy ounces)
Kumtor	33.3%	47,399	59,199	176,183	250,907

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2001 annual report.

Stock-Based Compensation
Effective January 1, 2002, Cameco adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to direct awards of stock to employees. Under the new standard Cameco is allowed to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. Cameco has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

The standard requires the disclosure of pro forma net earnings and earnings per share information as if the entity had accounted for employee stock options under the fair value method. The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.0%; dividend yield of 1.2%; a volatility factor of the expected market price of Cameco’s shares of 20.0%; and a weighted-average expected option life of five years. On February 26, 2002, Cameco granted 489,050 options at a strike price of $43.84. The fair value of these options was determined to be $10.83 per share. For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to earnings over the vesting period. The total charge has been adjusted for an expected forfeiture rate of 17%. For the three months ended December 31, 2002, Cameco’s pro forma net earnings attributable to common shares were $21.5 million, basic earnings per share were $0.38 and diluted earnings per share were $0.38. For the year ended December 31, 2002, Cameco’s pro forma net earnings attributable to common shares were $43.9 million, basic earnings per share were $0.79 and diluted earnings per share were $0.79.

2.	Property and Business Acquisitions
(a) AGR Limited
On March 5, 2002, Cameco acquired a 52% interest in AGR Limited (AGR). AGR is an Australia-based exploration company whose principal asset is a 95% interest in the Boroo gold deposit located in Mongolia. The Boroo project is currently in the development stage. The purchase price was financed with $12.0 million (US) in cash and the contribution of a neighboring property. In exchange, AGR issued 240 million shares to Cameco. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco’s consolidated financial statements from the effective date of the purchase.

The values assigned to the net assets acquired are as follows:

(Millions (Cdn))

Cash and other working capital	$13.9
Property, plant and equipment	27.0
Minority interest	(19.0)

Net assets acquired	$21.9

Financed by:
Cash	$19.6
Property, at carrying value	2.3

$21.9

Subsequent to the acquisition, Cameco provided an additional $3.0 million (US) of further exploration in the area in exchange for an incremental 4% interest in AGR (43 million shares), increasing its total interest to 56% at December 31, 2002.

Notes Page 1

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

2.	Property and Business Acquisitions (continued)
(b) Smith Ranch
On July 22, 2002, Cameco acquired the assets comprising the Smith Ranch in-situ leach (ISL) operation and various other ISL properties from Rio Algom Mining LLC. In exchange for these assets, Cameco assumed the decommissioning liabilities associated with the Smith Ranch operation. At the acquisition date, the value of the liabilities was estimated to be $9.2 million (US). Cameco also secured forward sales commitments for more than 900,000 pounds of uranium concentrates which will yield prices in excess of current long-term indicators. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco’s consolidated financial statements from the effective date of the purchase.

(c)	UEX Corporation
On July 18, 2002, Cameco acquired a 35.3% ownership interest in UEX Corporation (UEX), a company traded on the Toronto Stock Exchange (TSX). The principal assets of UEX consist of several uranium exploration properties located in the Athabasca region of Northern Saskatchewan. In acquiring this interest, Cameco transferred its Hidden Bay exploration properties to UEX in exchange for approximately 31 million shares. In addition, Cameco purchased another 2 million shares at a price of $0.25 per share.

Cameco recorded a gain of $2.7 million on the transfer of its Hidden Bay properties to UEX. The equity method is being used to account for this investment.

3.	Investment in Bruce Power L.P. (Bruce Power)
On December 23, 2002, Cameco, TransCanada PipeLines Limited (TransCanada) and the Ontario Municipal Employees Retirement Board (OMERS) amongst others, signed a Heads of Agreement with British Energy plc (British Energy) to purchase its share of Bruce Power. The Master Purchase Agreement with respect to the transaction was completed on January 17, 2003. The transaction is expected to close in February of 2003. It is subject to several conditions including the approval of British Energy’s shareholders, the consent of CNSC and clearance under the Canadian Competition Act.

Upon closing, Cameco will increase its ownership interest in Bruce Power from 15% to 31.6%. Each of Cameco, TransCanada and OMERS will directly or indirectly hold a 31.6% interest in Bruce Power with the Power Workers’ Union Trust holding a 4% interest and the Society of Energy Professionals Trust holding a 1.2% interest. Cameco’s purchase price for the additional interest in Bruce Power will be approximately $198,000,000 subject to closing adjustments. It is intended that the purchase price will be financed with cash and debt.

In addition, Cameco, TransCanada and OMERS have agreed to loan Bruce Power funds to repay $225,000,000, plus accrued interest, in deferred lease payments to OPG. Cameco, TransCanada and OMERS will also assume British Energy’s obligations to provide financial guarantees required by the operator licenses, the lease agreement and the power sales contracts. Upon closing, it is estimated that Cameco’s financial assurances to Bruce Power will be approximately $200,000,000.

Bruce Power is economically dependent upon its partners to provide necessary financial guarantees. Currently, the government of the United Kingdom, as guarantor of British Energy’s obligations, has temporarily provided $261,000,000 of support in the form of letters of credit to Bruce Power. Failure to complete the above transaction may result in the inability of Bruce Power to continue operations and to realize its assets and discharge its liabilities in the normal course of business. Cameco believes it has reasonable remedies available to realize the value of its investment in Bruce Power should the proposed transaction fail to close as anticipated and should British Energy be unable to provide the support and assurances required.

Notes Page 2

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

4.	Long-Term Debt Cameco’s contingent obligation under guarantees of the repayment of Kumtor senior debt exceeds the amount included in Cameco’s long-term debt at December 31, 2002 by $81.1 million.

5.	Share Capital
a) At December 31, 2002, there were 55,985,873 common shares outstanding.
b) Options in respect of 2,223,750 shares are outstanding under the stock option plan and are exercisable up to 2010.
Upon exercise of certain existing options, additional options in respect of 272,550 shares would be granted.

6.	Interest and Other For the year ended December 31, 2002, earnings include foreign exchange gains of $1.6 million (2001 — $0.8 million).

7.	Income Tax Expense

	Three Months Ended		Year Ended

(thousands)	Dec 31/02	Dec 31/01	Dec 31/02	Dec 31/01

Current income taxes	$4,846	$5,897	$10,269	$9,586
Future income taxes	22,869	22,487	38,602	32,757

Income tax expense	$27,715	$28,384	$48,871	$42,343

8.	Comparative Figures Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

Notes Page 3

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

9.	Segmented Information

For the three months ended December 31, 2002	Uranium	Conversion	Gold	Total

Revenue	$198,773	$50,292	$22,022	$271,087
Expenses
Products and services sold	136,345	25,874	16,752	178,971
Depreciation, depletion and reclamation	21,694	1,593	4,749	28,036
Exploration	3,569	—	3,024	6,593
Research & development	—	502	—	502
Earnings from Bruce Power	—	—	—	(8,156)
Other	—	—	—	—
Gain on property interests	—	—	—	—
Non-segmented expenses				13,750

Earnings before income taxes and minority interest	37,165	22,323	(2,503)	51,391
Income taxes				27,715
Minority interest				(748)

Net earnings				24,424
Preferred securities charges, net of tax				2,301

Net earnings attributable to common shares				$22,123

For the three months ended December 31, 2001	Uranium	Conversion	Gold	Total

Revenue	$248,413	$44,401	$28,832	$321,646
Expenses
Products and services sold	152,527	26,779	13,249	192,555
Depreciation, depletion and reclamation	41,986	4,598	7,455	54,039
Exploration	3,065	—	3,147	6,212
Research & development	—	532	—	532
Earnings from Bruce Power	—	—	—	459
Other	—	—	—	—
Gain on disposal	—	—	—	—
Non-segmented expenses				9,304

Earnings before income taxes	50,835	12,492	4,981	58,545
Income taxes				28,384
Minority Interest				—

Net earnings				30,161
Preferred securities charges, net of tax				2,360

Net earnings attributable to common shares				$27,801

Notes Page 4

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

9.	Segmented Information (continued)

For the year ended December 31, 2002	Uranium	Conversion	Gold	Total

Revenue	$523,723	$137,422	$87,189	$748,334
Expenses
Products and services sold	345,115	82,742	58,298	486,155
Depreciation, depletion and reclamation	82,716	10,024	20,015	112,755
Exploration	11,849	—	9,683	21,532
Research & development	—	2,257	—	2,257
Earnings from Bruce Power	—	—	—	(15,769)
Other	(205)	—	1,811	1,606
Gain on property interests	(2,670)	—	—	(2,670)
Non-segmented expenses				39,008

Earnings before income taxes and minority interest	86,918	42,399	(2,618)	103,460
Income taxes				48,871
Minority interest				(871)

Net earnings				55,460
Preferred securities charges, net of tax				9,340

Net earnings attributable to common shares				$46,120

For the year ended December 31, 2001	Uranium	Conversion	Gold	Total

Revenue	$471,375	$114,475	$114,989	$700,839
Expenses
Products and services sold	297,968	71,959	52,140	422,067
Depreciation, depletion and reclamation	85,698	14,454	29,235	129,387
Exploration	10,143	—	8,060	18,203
Research & development	—	2,097	—	2,097
Earnings from Bruce Power	—	—	—	(12,167)
Other	(590)	—	—	(590)
Gain on Disposal	—	—	—	—
Non-segmented expenses				34,278

Earnings before income taxes	78,156	25,965	25,554	107,564
Income taxes				42,343
Minority Interest				—

Net earnings				65,221
Preferred securities charges, net of tax				9,325

Net earnings attributable to common shares				$55,896

Notes Page 5